Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated May 7, 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PX27

Principal Amount (in Specified Currency): $20,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: May 7, 2008
Original Issue Date: May 21, 2008
Stated Maturity Date: May 21, 2015

Interest Rate: USD-LIBOR-BBA rate with a designated maturity of 3 months as published on Reuters Page “LIBOR01” plus 0.40%; provided that the Interest Rate may not exceed the Maximum Interest Rate set forth below
Interest Payment Dates: Quarterly, on the 21st of each February, May, August, and November, commencing August 21, 2008 (the “First Interest Payment Date”) to and including the Stated Maturity Date

Issue Price: 100% of the Principal Amount
Net Proceeds to Issuer: 100% of Principal Amount
Agent’s Discount or Commission: 0.0%.  The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Citigroup Global Markets Inc.
Agent’s Capacity: Principal

Interest Calculation:
[X] Regular Floating Rate Note
[ ] Inverse Floating Rate Note:
Fixed Interest Rate:
[ ] Floating Rate/Fixed Rate Note:
Fixed Interest Rate:
Fixed Rate Commencement Date:
[ ] Other Floating Rate Note (See attached)

Interest Rate Basis: LIBOR Reuters/Page: LIBOR01

Spread (+/-): + 0.40%
Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars
Maximum Interest Rate: 6.05% per annum
Minimum Interest Rate: N/A

Interest Calculation Period: The quarterly period from and including the Original Issue Date (in the case of the First Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date
Initial Interest Reset Date: August 21, 2008
Interest Rate Reset Period: Quarterly
Interest Reset Dates: The same day as each Interest Payment Date.  For the avoidance of doubt, newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date: The second London Banking Day preceding the Original Issue Date and each Interest Reset Date, as applicable

Day Count Convention: Actual/360
Business Day Convention: Modified Following

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the Principal Amount plus accrued and unpaid interest, on the Redemption Dates, subject to Notice of Redemption
Redemption Dates: May 21, 2009 and each Interest Payment Date thereafter
Notice of Redemption: The redemption of the Notes is subject to not less than 10 days’ prior notice

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: No. Please see “United States Federal Income Taxation”below.

Specified Currency: U.S. dollars

Minimum Denominations: $100,000 and $100,000 increments thereafter
Form of Note:  Book-entry only

Calculation Agent: Deutsche Bank Trust Company Americas

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefore on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

Although the matter is not free from doubt, the Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the prospectus supplement called “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Citigroup Global Markets Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Citigroup Global Markets Inc.